BB 3/24

UNITEDST[illegible]
SECURITIES AND EXCHA[illegible]
Washington, D.[illegible]

12012711

OMB APPROVAL	
[illegible]B Number:	3235-0123
[illegible]ires:	April 30, 2013
[illegible]timated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68872

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CX CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. JACKSON BLVD. SUITE 1685
(No. and Street)

CHICAGO (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CONNIE BURNET 312-435-1823
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROOKWEINER LLC
(Name – *if individual, state last, first, middle name*)

(Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Connie Burnet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CX Capital Markets, LLC, as of Dec. 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
P. VALLEZ
Notary Public - State of Illinois
My Commission Expires Nov 07, 2012

Signature

VP, Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CX CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2011

(Filed pursuant to Regulation Section 1.10 of the Commodity Exchange Act)

BROOKWEINER L.L.C.℠
Certified Public Accountants • Business Consultants

CFTC FORM 1-FR-FCM | 0005 | OMB No. 3038-0024

Name of Company:		Employer ID No:		NFA ID No:	
CX Capital Markets, LLC	0010	26-2817359	0020	0397706	0030

Address of Principal Place of Business:		Person to Contact Concerning this Report:		
141 W. Jackson Blvd.		Connie	Burnett	0040
Suite 1685			Telephone No:	
Chicago, IL 60604	0050	312	435-1823	0060
			E-Mail Address:	
			cxops@fastmail.fm	0065

1. Report for the period beginning	1/1/2011	0070
and ending:	12/31/2011	0080

2. Type of Report

- ◉ Certified
- ○ Regular quarterly/semiannually
- ○ Monthly 1.12(b)
- ○ Special call by:
- ○ Other -- Identify:

	0090

3. Check whether

- ◉ Initial Filing
- ○ Amended Filing

0095

4. Name of FCM's Designated Self-Regulatoy Organization:

NFA	0100

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The futures commission merchant, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001)

Signed this 29th day of February, ~~19~~ 2012

Manual Signature [signature]

Type or Print Name

WM. ELLINGTON

- ○ Chief Executive Officer
- ○ Chief Financial Officer
- ○ General Partner
- ○ Sole Proprietor
- ◉ Corporate Title:

Managing Member

Authority: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a and 21)

(2-88: previous editions are obsolete)

TABLE OF CONTENTS

REGISTERED INDEPENDENT AUDITORS' REPORT

Board of Directors and Members
CX Capital Markets, LLC
Chicago, Illinois

We have audited the statement of financial condition of CX Capital Markets, LLC(A Delaware Limited Liability Company) as of December 31, 2011, and the related statements of income (loss) and changes in ownership equity, in the form prescribed by the Commodity Futures Trading Commission, and the statement of cash flows for the year ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CX Capital Markets, LLC as of December 31, 2011, and the results of its operations, and changes in cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of the computation of the minimum capital requirements, segregation requirements and funds in segregation for customers trading on U.S. commodity exchanges, segregation requirements and funds in segregation for customer's dealer option accounts, secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation §30.7 and the NFA supplemental schedule - FCM are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are schedules required by Regulation § 1.10 under the Commodity Exchange Act and the rules of the National Futures Association, respectively. Such schedules have been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Brook Weiner L.L.C.

Chicago, Illinois
February 14, 2012

Name of Company:	Employer ID No:	NFA ID No:
0 CX Capital Markets, LLC	26-2817359	0 0397706

CFTC FORM 1-FR-FCM

STATEMENT OF FINANCIAL CONDITION

AS OF 12/31/2011

Assets

	Current		NonCurrent		Total	
1. Funds segregated or in separate accounts pursuant to CEAct and the regulations						
A. U.S. exchanges (page 11, line 13	$ 26,648,757	1000			$ 26,648,757	1005
B. Dealer options (page 12, line 2.C.		1010			0	1015
C. Foreign exchanges (page 14, line 8	0	1020	$	1025	0	1030
(Do not duplicate line 1. Assets below)						
2. Cash	2,060,010	1040		1045	2,060,010	1050
3. Securities, at market value						
A. Firm owned		1055		1060	0	1065
B. Noncustomer-owned		1070			0	1075
C. Individual partners' securities accounts		1090			0	1095
D. Stock in clearing organization - cos		1100		1105	0	1110
4. Securities purchased under resale agreement		1115		1120	0	1125
5. Receivables from and deposits with U.S. commodity clearing organizatio						
A. Margins		1130			0	1135
B. Settlement receivable		1140			0	1145
C. Guarantee deposits		1150			0	1155
D. Net long (short) options value		1157			0	1158
6. Receivables from and deposits with foreign commodity clearing organizatio						
A. Margins		1160		1165	0	1170
B. Settlement receivable		1175			0	1180
C. Guarantee deposits		1182		1185	0	1190
D. Net long (short) options value		1191		1192	0	1193
7. Receivables from registered FCMs						
A. Net liquidating equity	1,203,874	1195		1200	1,203,874	1205
B. Security Deposits				1210	0	1215
C. Other		1220		1225	0	1230
8. Receivables from foreign commodity broker						
A. Net liquidating equity		1235		1240	0	1245
B. Security deposits				1250	0	1255
C. Other		1260		1265	0	1270

See accompanying notes to the financial statements.

9 Receivables from traders on U.S. commodity exchanges						
A. Customer debit and deficit accounts		1275		1280	0	1285
B. Noncustomer and proprietary accounts		1290		1295	0	1300
C. Other		1305		1310	0	1315
D. Allowance for doubtful accounts				1320	0	1325
10. Receivables from traders on foreign boards of trade						
A. Customer Debit and deficit accounts		1330		1335	0	1340
B. Noncustomer and proprietary accounts		1345		1350	0	1355
C. Other		1360		1365	0	1370
D. Allowance for doubtful accounts				1375	0	1380
11. Inventories of cash commodities, raw materials, work in progress and finished goods						
A. Covered		1385		1390	0	1395
B. Not covered		1400		1405	0	1410
12. Secured Demand Notes (value of collateral						
$ 1415						
Safety Factor						
$ 1420	)	1425		1430	0	1435
13. Other receivables and advances						
A. Merchandise accounts receivable		1440		1445	0	1450
B. Notes receivable		1455		1460	0	1465
C. Commissions and brokerage receivable		1470		1475	0	1480
D. Receivables from employees and associated persons		1485		1490	0	1495
E. Advances on cash commodities		1500		1505	0	1510
F. Dividends and interest		1515		1520	0	1525
G. Taxes receivable		1530		1535	0	1540
H. Receivable from subsidiaries and affiliates		1545		1550	0	1555
I. Other (itemize on a separate page)	0	1560	0	1565	0	1570
J. Allowance for doubtful accounts				1575	0	1580
14. Unrealized gains on forward contracts and commitments		1585		1590	0	1595
15. Exchange memberships, at cost (market value)						
$ 1600				1605	0	1610
16. Investments in subsidiaries		1612		1615	0	1620
17. Plant, property, equipment and capitalized leases (cost net of accumulated depreciation and amortization of)						
$ 1625		1630	1,272	1635	1,272	1640
18 Prepaid expenses and deferred charges				1645	0	1650
19 Other assets (itemize on a separate page)	0	1655	0	1660	0	1665
20 Total Assets	$ 29,912,641	1670	$ 1,272	1675	$ 29,913,913	1680

See accompanying notes to the financial statements.

Name of Company:	Employer ID No:	NFA ID No:
0 CX Capital Markets, LLC	26-2817359	0 0397706

CFTC FORM 1-FR-FCM
STATEMENT OF FINANCIAL CONDITION
AS OF 12/31/2011
Liabilities and Ownership Equity

Liabilities

21. Payables to bank:			
A. Secured loans		$	2000
B. Unsecured loans			2010
C. Overdrafts			2020
22. Equities in commodity account:			
A. Customers trading on U.S. commodity exchange		24,887,216	2030
B. Customers trading on foreign exchange			2040
C. Customers' dealer options account:			2050
D. Noncustomers' accounts			2060
E. General partners' trading accounts (not included in capita		1,517,243	2070
23. Payable to U.S. commodity clearing organizatior			2080
Including short option value $	2075		
24. Payable to foreign commodity clearing organizatior			2090
Including short option value $	2085		
25. Payable to registered futures commission merchant			2100
26. Payable to foreign commodity broker			2110
27. Accounts payable, accrued expenses and other payable			
A. Accounts payable and accrued expense		14,414	2120
B. Salaries, wages, commissions and bonuses payabl		17,663	2130
C. Taxes payable			2140
D. Deferred income taxe:			2150
E. Security deposits helc			2160
F. Advances against commoditie:			2170
G. Unrealized losses on forward contracts and commitment			2180
H. Due to subsidiaries and affiliate:			2190
I. Notes,mortgages and other payables due within twelve montl			2200
J. Other (itemize on a separate page		0	2210
28. Notes, mortgages and other payables not due within twelve months of the date of this statem			
A. Unsecured			2220

See accompanying notes to the financial statements.

B. Secured					2230
29. Securities sold under agreements to repurchase					2240
30. Securities sold not yet purchased at market valu					2250
31. Liabilities subordinated to the claims of general creditor					
A. Subject to a satisfactory subordination agreeme					2260
B. Not subject to a satisfactory subordination agreeme					2270
32. Total liabilities			$	26,436,536	2280

Ownership Equity

33. Sole proprietorship	$		2500		
34. Partnership or Limited Liability Compan					
A. Partnership or LLC contributed and retained capit	$	3,477,377	2510		
B. Additional capital per partnership agreeme (equities in partners' trading accounts, etc.)			2515		
C. Total	$	3,477,377	2520		
35. Corporation					
A. Preferred stock	$		2530		
B. Common stock			2535		
C. Additional paid in capita			2540		
D. Retained earnings			2545		
E. Subtotal	$	0	2550		
F. Less: capital stock in treasury	(		2555)		
G. Total	$	0	2560		
36. Total ownership equity (line 33, 34.C, or 35.G			$	3,477,377	2570
37. Total liabilities and ownership equity (add lines 32 and 3			$	29,913,913	2580

See accompanying notes to the financial statements.

Name of Company:	Employer ID No:	NFA ID No:
0 CX Capital Markets, LLC	26-2817359	0 0397706

CFTC FORM 1-FR-FCM

STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS

AS OF 12/31/2011

Net Capital

1. Current assets (page 3, line 20)			$ 29,912,641	3000
2. Increase/(decrease) to U.S. clearing organization stock to reflect margin value				3010
3. Net current assets			$ 29,912,641	3020
4.Total liabilities (page 5, line 32)	$ 26,436,536	3030		
5. Deductions from total liabilities				
A. Liabilities subject to satisfactory subordination agreements (page 5, line 31. A) $ 0	3040			
B. Certain deferred income tax liability (see regulation 1.17(c) (4) (iv)) 0	3050			
C. Certain current income tax liability (see regulation 1.17(c) (4) (v)) 0	3060			
D. Long term debt pursuant to regulation 1.17(c)(4)(vi) 0	3070			
E. Total Deductions (add lines 5.A. - 5.D)	(0	3080)		
F. Adjusted liabilities (subtract line 5.E from line 4)			26,436,536	3090
6. Net capital (subtract line 5.F from line 3)			$ 3,476,105	3100

Charges against Net Capital (see regulation 1.17(c) (5))

7. Excess of advances paid on cash commodity contracts over 95% of the market value of commodities covered by such contracts	$ 0	3110
8. Five percent (5%) of the market value of inventories covered by open futures contracts or commodity options (no charges are applicable to inventories registered as deliverable on a contract market and which are covered by futures contracts)	0	3120
9. Twenty percent (20%) of market value of uncovered inventories	0	3130
10. Ten percent (10%) of the market value of commodities underlying fixed price commitments and forward contracts which are covered by open futures contracts or commodity options	0	3140
11. Twenty percent (20%) of the market value of commodities underlying fixed price commitments and forward contracts which are not covered by open futures contracts or commodity options	0	3150

See accompanying notes to the financial statements.

12. Charges as specified in section 240.15c3-1(c) (2) (vi) and (vii) against securities owned by the firm, including securities representing investments of domestic and foreign customer funds:	**Market Value**		**Charge**		
A. U.S. and Canadian Government obligations	0	3160	0	3170	
B. State and Muncipal government obligations	0	3180	0	3190	
C. Certificates of Deposit, commercial paper and bankers acceptances	0	3200	0	3210	
D. Corporate obligations	0	3220	0	3230	
E. Stocks and warrants	0	3240	0	3250	
F. Other securities	0	3260	0	3270	
G. Total charges (add lines 12.A - 12.F)				0	3280

13. Charges as specified in section 240.15c3-1(c) (2) (iv) (F)		
A. Against securities purchased under agreements to resell	0	3290
B. Against securities sold under agreements to repurchase	0	3300
14. Charges on securities options as specified in section 240.15c3-1 Appendix A	0	3310
15. Undermargined commodity futures and option accounts -- amount in each account required to meet maintenance margin requirements, less the amount of current margin calls in that account and the amount of any noncurrent deficit in the account		
A. Customer accounts	0	3320
B. Noncustomer accounts	0	3330
C. Omnibus accounts	0	3340

16. Charges against open commodity positions in proprietary accounts				
A. Uncovered exchange-traded futures and granted option contracts				
i. percentage of margin requirements applicable to such contracts	$ 0	3350		
ii. less: equity in proprietary accounts included in liabilities	0	3360	0	3370
B. Ten percent (10%) of market value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)			0	3380
C. Commodity options which are traded on contract markets and carried long in proprietary accounts . Charge is the same as would be applied if the applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)			0	3390

17. Five percent (5%) of all unsecured receivalbes from foreign brokers	0	3410
18. Deficiency in collateral for secured demand notes	0	3420
19. Adjustment to eliminate benefits of consolidation (explain on a separate page)	0	3430
20. Total charges (add lines 7 through 20)	$ 0	3440

Net Capital Computation

21. Adjusted net capital (subtract line 21 from line 6)	3,476,105	3500

See accompanying notes to the financial statements.

22. Net Capital required						
A. Risk Based Requirement						
i. Amount of Customer Risk Maintenance Margin	6,969,524	3515				
ii. Enter 8% of line 22.A.i			557,562	3525		
iii. Amount of Non-Customer Risk Maintenance Margin	404,791	3535				
iv. Enter 8% of line 22.A.iii			32,383	3545		
v. Enter the sum of 22.A.ii and 22.A.iv			589,945	3555		
B. Minimum DollarAmount Requirement			1,000,000	3565		
C. Other NFA Requirement				3575		
D. Enter the greater of lines 22.A.v, 22.B or 22.C.					1,000,000	3600

23. Excess Net Capital (line 21 less line 22.D.)	$	2,476,105	3610

Computation of Early Warning Level

24. Enter the greater of 110% 22.A.v. or 150% of 22.B. or 150% of 22.C or $375,000.	$	1,500,000	3620

This is your early warning capital level. If the amount is greater than the amount on line 21, you must immediately notify your DSRO and the Commission and begin filing monthly financial reports pursuant to section 1.12 of the regulations.

Guaranteed Introducing Brokers

25 List all IBs with which guarantee agreements have been entered into by the FCM and which are currently in effect. 3650

Gerald Charles Anderson - Minneapolis, MN

(List additional IBs on a separate page)

See accompanying notes to the financial statements.

Name of Company:	Employer ID No:	NFA ID No:
0 CX Capital Markets	26-2817359	0 0397706

CFTC FORM 1-FR-FCM

STATEMENT OF INCOME(LOSS)

FOR THE PERIOD FROM 01/01/2011 THROUGH 12/31/2011

Revenues			
1. Commissions and brokerage			
A. Commoditiy transactions on U.S. commodity exchanges	$	596,186	4000
B. Commodity transactions on foreign commodity exchanges			4010
C. Securities transactions			4020
D. Other brokerage activities (describe on a separate page)		0	4030
2. Firm trading accounts			
A. Commoditiy transactions			4040
B. Securities transactions			4050
C. Other firm trading (describe on a separate page)		0	4060
3. Income from advisory services			4070
4. Interest and dividends			
A. Interest earned on investments of customers' funds		11,979	4080
B. Interest earned on investments other than customers' funds			4090
C. Dividends			4100
5. Other income (itemize on a separate page)		755	4110
6. Total revenue	$	608,920	4120
Expenses			
7. Sales personnel commissions	$	339,641	4200
8. Floor brokerage			4210
9. Clerical and administrative employees' expenses		210,857	4220
10. Commissions to other FCMs		43,980	4230
11. Exchange clearance fees			4240
12. Occupancy and equipment costs		6,873	4250
13. Promotional costs		11,158	4260
14. Communications		4,288	4270
15. Data processing		103,230	4280
16. Bad debt expense			4290
17. Trade errors			
A. Customers' accounts		427	4300
B. Other			4310
18. Interest			4320
19. Other expenses (itemize on a separate page)		61,538	4330
20. Total expenses	$	781,992	4340
21. Income (loss) before income taxes and items below	$	(173,072)	4400
22. Provision for income taxes			4410
23. Equity in earnings (losses) of unconsolidated subsidiaries, less applicable tax			4420
24. Extraordinary gains (losses), less applicable tax			4430
25. Cumulative effect of changes in accounting principles, less applicable tax			4440
26. Net Income (loss)	$	(173,072)	4450

(2-88)

See accompanying notes to the financial statements.

Name of Company:	Employer ID No:	NFA ID No:
0 CX Capital Markets, LLC	26-2817359	0 0397706

CFTC FORM 1-FR-FCM

STATEMENT OF CHANGES IN OWNERSHIP EQUITY

FOR THE PERIOD FROM 01/01/2011 THROUGH 12/31/2011

1. Total ownership equity as previously reported	$	2,325,450	4500
2. Net Income (loss) for the period		(173,073)	4510
3. Other Additions to capital (explain below)		1,325,000	4520
4. Dividends		( )	4530
5. Other deductions from capital (including partner and proprietary withdrawals) (explain below)		0 0	4540
6. Balance (page 5 line 36)	$	3,477,377	4550

CFTC FORM 1-FR-FCM

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

PURSUANT TO A SATISFACTORY SUBORDINATION AGREEMENT

FOR THE PERIOD FROM 01/01/2011 THROUGH 12/31/2011

	All satisfactory Subordinated Debt		Debt that Qualifies as Equity Capital*	
1. Total subordinated borrowings as previously reported	$	4600	$	4605
2. Increases (explain below)	0	4610	0	4615
3. Decreases (explain below)	(0)	4620	(0)	4625
4. Balance (page 5, line 31.A)	$ 0	4630	$ 0	4635

* Equity Capital is defined in regulation 1.17(d).

(2-88)

See accompanying notes to the financial statements.

Name of Company:	Employer ID No:	NFA ID No:
0	26-2817359	0

CFTC FORM 1-FR-FCM

STATEMENT OF SEGREGATION REQIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

AS OF 12/31/2011

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)

1. Net ledger balance				
A. Cash			$ 25,476,509	5000
B. Securities (at market)				5010
2. Net unrealized profit (loss) in open futures contracts traded on a contract market			(88,735)	5020
3. Exchange traded options				
A. Market value of open option contracts purchased on a contract market			65,494	5030
B. Market value of open option contracts granted (sold) on a contract market			566,052	5040
4. Net equity (deficit) (Add lines 1, 2 and 3)			$ 24,887,216	5050
5. Accounts liquidating to a deficit and accounts with debit balances- gross amount	$	5060		
Less: amount offset against U.S. Treasury obligations owned by particular customers	( )	5070	0	5080
6. Amount required to be segregated (add lines 4 and 5)			$ 24,887,216	5090
FUNDS IN SEGREGATED ACCOUNTS				
7. Deposited in segregated funds bank accounts				
A. Cash			$ 4,674,012	5100
B. Securities representing investments of customers' funds (at market)				5110
C. Securities held for particular customers or option customers in lieu of cash margins (at market)				5120
8. Margins on deposit with clearing organizations of contract markets:				
A. Cash				5130
B. Securities representing investments of customers' funds (at market)				5140
C. Securities held for particular customers or option customers in lieu of cash margins (at market)				5150
9. Net settlement from (to) clearing organizations of contract markets				5160
10. Exchange traded options				
A. Value of open long option contracts				5170
B. Value of open short option contracts			( )	5180
11. Net equities with other FCMs				
A. Net liquidating equity			21,974,745	5190
B. Securities representing investments of customers' funds (at market)				5200
C. Securities held for particular customers or option customers in lieu of cash (at market)				5210
12. Segregated funds on hand (describe on separate page):			0	5215
13. Total amount in segregation (add lines 7 through 12)			$ 26,648,757	5220
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)			$ 1,761,541	5230

(2-88)

See accompanying notes to the financial statements.

Name of Company:	Employer ID No:	NFA ID No:
0 CX Capital Markets, LLC	26-2817359	0 0397706

CFTC FORM 1-FR-FCM

STATEMENT OF SEGREGATION REQIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS DEALER OPTIONS ACCOUNTS
AS OF 12/31/2011

1. Amount required to be segregated in accordance with Commission regulation 32.6			$	5400
2. Funds in segregated accounts				
a. Cash	$	5410		
b. Securities (at market)		5420		
c. Total			0	5430
3. Excess (deficiency) funds in segregation (subtract line2.C from line 1)			$ 0	5440

See accompanying notes to the financial statements.

Name of Company:	Employer ID No:	NFA ID No:
0 CX Capital Markets, LLC	26-2817359	0 0397706

CFTC FORM 1-FR-FCM

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS
FOR FOREIGN FUTURES AND OPTIONS CUSTOMERS
PURSUANT TO COMMISSION REGULATION 30.7
AS OF 12/31/2011

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on Line 1. below:

- ◉ 5600 Secured amounts in only U.S. domiciled customers' accounts
- ○ 5610 Secured amounts in U.S. and foreign domiciled customers' accounts
- ○ 5620 Net liquidating equities in all accounts of customers trading on foreign boards of trade
- ○ 5630 Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report was filed?

○ Yes ◉ No 5640

If yes, explain the change below:

1. Amount to be set aside in separate section 30.7 accounts	$	5660
2. Total funds in separate section 30.7 accounts (page 14, line 8)	0	5670
3. Excess (deficiency) - (subtract line 1 from line 2)	$ 0	5680

(2-88)

See accompanying notes to the financial statements.

Name of Company:	Employer ID No:	NFA ID No:
0 CX Capital Markets, LLC	26-2817359	0 0397706

CFTC FORM 1-FR-FCM

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

AS OF 12/31/2011

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in Banks			
A. Banks located in the United States		5700	
B. Other banks designated by the Commission Name(s): 5710	◉ Enter Total ○ Detail...	0 5720	0 5730
2. Securities			
A. In safekeeping with banks located in the United States		5740	
B. In safekeeping with other banks designated by the Commission Name(s): 5750	◉ Enter Total ○ Detail...	0 5760	0 5770
3. Equities with registered futures commission merchants			
A. Cash		5780	
B. Securities		5790	
C. Unrealized gain (loss) on open futures contracts		5800	
D. Value of long option contracts		5810	
E. Value of short option contracts		( ) 5815	0 5820
4. Amounts held by clearing organizations of foreign boards of trade			
Name(s): 5830	◉ Enter Total ○ Detail...		
A. Cash		0 5840	
B. Securities		0 5850	
C. Amount due to (from) clearing organizations - daily variation		0 5860	
D. Value of long option contracts		0 5870	
E. Value of short option contracts		(0 5875	0 5880
5. Amounts held by members of foreign boards of trade			
Name(s): 5890	◉ Enter Total ○ Detail...		
A. Cash		0 5900	
B. Securities		0 5910	
C. Amount due to (from) clearing organizations - daily variation		0 5920	
D. Value of long option contracts		0 5930	
E. Value of short option contracts		(0 5935	0 5940
6. Amounts with other depositories designated by foreign boards of trade Name(s): 5950	◉ Enter Total ○ Detail...		0 5960
7. Segregated funds on hand (describe:)	◉ Enter Total ○ Detail...		0 5965
8. Total funds in separate section 30.7 accounts (to Page 13, line 2)			0 5970

A. If any securities shown above are other than the types of securities referred to in Commission regulation 1.25, attach a separate

See accompanying notes to the financial statements.

Name of Company:	Employer ID No:	NFA ID No:
0 CX Capital Markets, LLC	26-2817359	0 0397706

CFTC FORM 1-FR-FCM

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS
FOR FOREIGN FUTURES AND OPTIONS CUSTOMERS
PURSUANT TO COMMISSION REGULATION 30.7
AS OF 12/31/2011

schedule detailing the obligations shown on each such line.

See accompanying notes to the financial statements.

Other Income Itemization (Box 4110)

Description	Income Amount
	755
Leads generation income	713
Miscellaneous	42

See accompanying notes to the financial statements.

Other Expense Itemization (Box 4330)

Description	Expense Amount
	61,538
Administrative expense	25,089
Professional fees	35,703
Depreciation	721
Bank fees	25

See accompanying notes to the financial statements.

National Futures Association Supplemental Schedule FCM

A) Capital Requirements and Restrictions

This schedule provides additional information and calculations which are required by National Futures Association but are not provided for on the Form 1-FR. All FCMs (including securities brokers/dealers) must complete Sections A & B.

		1 Minimum Capital Requirement	2 Early Warning Requirement	3 Equity Withdrawal Restriction	4 Suspended Repayment Restriction
A. Minimum dollar amount		250,000	375,000	300,000	300,000
B. Calculation based on branch offices					
# branch offices					
# guaranteed IBs					
# branch offices of guaranteed IBs					
=	0	0	0	0	0
C. Calculation based on associated persons					
# associated persons	0				
# associated persons of guaranteed IBs					
=	0	0	0	0	0
D. Calculation based on customer funds Customer funds required to be segregated and foreign futures/ options secured amount, less market value of options up to the amount of funds in the customer's account	24,887,216	995,489	1,493,233	1,493,233	1,493,233
E. Forex Dealer Members ONLY					
8. Gross revenue from Forex transactions with retail customers					
9. Total net aggregate notional value of all open Forex transactions in retail customer and non-customer (not proprietary) accounts		0	0	0	0
F. Calculation based on Risk Margin		589,945	648,940	707,934	707,934
Greatest of A to F		995,489	1,493,233	1,493,233	1,493,233

+ Subordinated debt maturing in next 6 mos.		0
+ Expected capital withdrawals in next 6 mos.		
Total	1,493,233	0

See accompanying notes to the financial statements.

National Futures Association Supplemental Schedule FCI

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

Ownership Equity	3,477,377
+ Qualifying subordinated debt	0
= Equity Capital	3,477,377

Ownership Equity	3,477,377
+ Total subordinated debt	0
= Required Total	3,477,377

Equity Capital/Required Total:	100.0000%

See accompanying notes to the financial statements.

CX CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOW FROM OPERATING ACTIVITIES		
Net loss resulting from operations	$	(173,073)
Adjustments to reconcile net loss from operations to net cash used in operating activities		
Depreciation and amortization		721
Changes in operating assets and liabilities		
Increase in cash and securities segregated under federal and other regulations		(1,863,754)
Increase in receivables - clearing organizations		(284,740)
Increase in equities in commodity accounts - customers on U.S. commodity exchanges		1,334,833
Increase in Equities in commodity accounts - members' trading accounts		(60,672)
Increase in accounts payable		10,890
Increase in accrued expenses		(20,785)
Net cash used in operating activities:		(1,056,580)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(1,456)
Net cash used by investing activities		(1,456)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		1,325,000
Net cash provided by financing activities		1,325,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		266,964
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		1,793,046
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	2,060,010

See accompanying notes to financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CX Capital Markets LLC (the Company) was organized as a Delaware limited liability company on June 16, 2008, commenced operations on July 7, 2008 and was approved by the National Futures Association (NFA) as a Futures Commission Merchant (FCM) on January 29, 2009. The Company is a Futures Trading Merchant and is regulated by the Commodity Futures Trading Commission (CFTC) and the NFA.

The objective of the Company is to obtain revenue from customers for carrying the commodity futures and options trades of those customers.

Basis of Accounting

The Company prepares its financial statements in the form prescribed by the Commodity Futures Trading Commission using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Property and equipment consists of computer and office equipment and computer software which are depreciated using the straight-line method over the estimated useful lives (3 years) of the assets.

Commissions

Commission revenue and related expenses are recognized on a trade-date basis.

Income Taxes

The Company is a limited liability company for income tax purposes and the members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes is presented in the Company's financial statements.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740, *Income Tax*, which clarifies the accounting for uncertainty in income taxes. In accordance with these provisions, a tax position is recognized as a benefit only if it is more than 50% likely that the tax position would be upheld in a tax examination. No tax benefit is recorded for tax positions that are 50% or less likely to be upheld in a tax examination. The Company

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2011 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest and income tax expense, respectively. For the period ending December 31, 2011, the Company had no amounts accrued for interest or penalties.

The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

The Company files tax returns in the U.S federal jurisdiction.

Subsequent Events

Management has evaluated subsequent events through February 14, 2012, the date which the financial statements were available to be issued.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business are considered cash equivalents.

Revenue Recognition

Commission revenue is recognized on the date of trading.

NOTE B – ASSETS SEGREGATED OR HELD IN SEPARATE ACCOUNTS UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2011, included in the statement of financial condition are assets segregated or held in separate accounts under the Commodity Exchange act as follows:

Cash	$4,674,012
Net equities with other FCMs	21,974,745
Total	$26,648,757

NOTE C – ASSETS AND LIABILITIES REPORTED AT FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820, *Fair Value Measurements and Disclosures*, includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date

- Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly

- Level 3: Unobservable inputs for the asset or liability

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are classified within level 1 of the fair value hierarchy. Exchange-traded commodity contracts typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. Securities and commodity contracts that are not actively traded and are valued based on quoted prices in markets or broker or dealer quotations are generally classified within level 2 of the fair value hierarchy.

Commodity contracts traded in the options market are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads and measures of volatility. For options that trade in liquid markets where model inputs can generally be verified and model selection does not involve significant management judgment, such instruments are generally classified within level 2 of the fair value hierarchy.

When the requirements of FASB ASC 210-20-45-1 are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

All of the Company's assets and liabilities are reflected at fair value based on quoted prices (unadjusted) in active markets for identical assets or liabilities, or inputs that are observable for such assets or liabilities, either directly or indirectly.

NOTE C – ASSETS AND LIABILITIES REPORTED AT FAIR VALUE (CONTINUED)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2011. At December 31, 2011, the Company had no assets or liabilities classified as level 2 or 3.

FAIR VALUE MEASUREMENTS
RECURRING BASIS
AS OF DECEMBER 31, 2011

	Level 1	Level 2	Total
Assets			
Futures and Futures Options segregated Under Federal and other regulations	$26,648,757	–	$26,648,757
Receivables – clearing organizations	1,203,874	–	1,203,874
Total	$27,852,631	–	$27,852,631
Liabilities			
Equities in commodity accounts – customers on U.S. commodity exchanges	$24,887,216	–	$24,887,216
Equities in commodity accounts - members' trading accounts	1,517,243	–	1,517,243
Total	$26,404,459	–	$26,404,459

NOTE D – PROPERTY AND EQUIPMENT, NET

The components of property and equipment at December 31, 2011, are as follows

Computer equipment	$ 3,296
Office equipment	138
Software	311
	3,745
Accumulated depreciation	(2,473)
Property and equipment, net	$ 1,272

Depreciation expense included in operating expenses was $721 for the period ended December 31, 2011.

NOTE E – FINANCIAL INSTRUMENTS

Customer Activities. The Company carries commodity futures and commodity options transactions for the accounts of its customers. All transactions are carried by a clearing FCM in omnibus accounts for CX Capital Markets, LLC, and all transactions are fully disclosed on the books of CX Capital Markets, LLC. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counter-party exposure. Risk arising from customer positions in OTC products is managed based on margin requirements equivalent to exchange margins. Margin is a good faith deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. The Company also establishes credit limits for customers and monitors credit compliance daily. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default. Management believes that the margin deposits held at December 31, 2011 were adequate to minimize the risk of material loss that could be created by positions held at that time.

The Company's customer activities may require the Company to pledge customer securities. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Credit Risk. Credit risk arises from the potential inability of a customer or counterparty to perform in accordance with the terms of open contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk. The Company enters into various transactions with clearing brokers, banks, and other financial institutions. The risk of default depends on the creditworthiness of the counterparties to these transactions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE F – RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties:

THe Brokerage Group, LLC

The Company is a limited liability company that is 100% owned by three member managers of which one also has an ownership interest in THe Brokerage Group, LLC. The Company rents office space from THe Brokerage Group, LLC, for $500 per month on a month to month basis. For 2011, rental expense amounted to $6,873.

X-Change Financial Access

The Company is a limited liability company that is 100% owned by three member managers of which all three have an ownership interest in X-Change Financial Access (XFA). The Company is carried on the business and health insurance policies of XFA as an affiliated company.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is a futures commission merchant subject to the Net Capital Requirements of the CFTC (Regulation 1.17) and the NFA, and is required to maintain *adjusted net capital,* equivalent to the greater of $1,000,000 or the sum of 8 percent of customer and 8 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. Adjusted net capital and risk maintenance margin requirements change from day to day, but at December 31, 2011, the Company had adjusted net capital of $3,476,105, which was $2,476,105 in excess of its required net capital of $1,000,000. The Company is also subject to capital requirements of various other regulatory bodies. At December 31, 2011, the Company was in compliance with these capital requirements. The minimum requirements may effectively restrict the payment of cash dividends and the repayment of liabilities subordinated to claims of general creditors.

NOTE H – CONCENTRATIONS OF RISK

The Company has thirty-seven customer accounts, of which thirty-five are on the customer segment side and two are on the non-customer segment side. All commission income is earned from these thirty-eight customers.

The Company utilized seven commissioned sales persons for the year ended December 31, 2011. Approximately thirty percent of the commission expense was paid to a single sales person. The loss of this sales person would not cause a disruption in the operations of the Company, as similar services are available from different providers.

At various times during the fiscal year, the Company's cash in bank balances exceeded the Federally insured limits. At December 31, 2011, the Company's uninsured cash balances totaled approximately $6,510,000.

REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Board of Directors and Members
CX Capital Markets, LLC

In planning and performing our audit of the financial statements of CX Capital Markets, LLC (the Company) at December 31, 2011 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

- The periodic computations of minimum financial requirements pursuant to Regulation 1.17
- The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations
- The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16d-2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the CFTC, National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Brook Weiner LLC

February 14, 2012

CX Capital Markets, LLC
440 S. LaSalle St.
Suite 3909
Chicago, IL 60605

Commodity Futures Trading Commission
525 West Monroe Street
Suite 1100
Chicago, IL 60661 and

National Futures Association
Compliance Department
300 S. Riverside Plaza, # 1800
Chicago, IL 60606-6615

To Whom It May Concern:

I hereby certify that, to the best of my knowledge and belief, the information contained in the accompanying financial statements of CX Capital Markets, LLC for the year ended December 31, 2011, submitted pursuant to the requirements of the Commodity Futures Trading Commission and National Futures Association, is true and correct in all material respects.

William J. Ellington
Managing Member
CX Capital Markets, LLC

ADDENDUM TO THE CX CAPITAL MARKET, LLC FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMEBER 31, 2011

During our audit for the year ended December 31, 2011, we noted no material differences from the unaudited CFTC Form 1-FR-FCM reports filed for the same period.

Brook Weiner LLC

Chicago, Illinois
February 14, 2012